INDEPENDENT CONTRACTOR AGREEMENT
THIS AGREEMENT made effective the 1st day of September 2016 (the “Effective Date”),

AMONG:
EMERALD HEALTH NUTRACEUTICALS INC., a company
having a office at 410 – 221 West Esplanade, North Vancouver,
British Columbia
 (“Emerald” or the “Company”)

NATUREMED INC., a company having an office
at 12153 Salix Way, San Diego Ca. 92129 (the "Contractor")

AND:
JADE BEUTER, an individual, who is a corporate officer
and an employee of Contractor (the "Principal")
WHEREAS Emerald would like to engage the Contractor as an independent contractor to provide the services of the Principal, and the Contractor would like to be engaged by the Company as an independent contractor, on the terms and conditions contained herein;

IN CONSIDERATION of the mutual agreements in this Agreement and subject to the terms and conditions specified in this Agreement, the parties agree as follows:

1.	Definitions
1.1	In this Agreement, including the recitals and the schedules, the defined words and expressions have the meanings set out on Schedule "A" to this Agreement unless the context otherwise required.
2.	Scope of Engagement
2.1
Position and Title.  Emerald engages the Contractor as an independent contractor of Emerald.  The Contractor hereby agrees to such engagement and agrees to make available the Principal for such engagement on the terms set out herein.  The title of the Principal will be “Director of Business Development” of the Company; however, the title of the Principal may be changed as may be agreed upon between Contractor and the Board.

2.2
Services of the Contractor.  Emerald engages the Contractor to provide the services outlined on Schedule "B" of this Agreement ("Services"). Contractor agrees to provide the Services. Contractor agrees that Principal will provide the services on behalf of Contractor.  Emerald and Contractor agree the Services are to be commenced during the initial term of this Agreement; however, Contractor does not guarantee that all of the Services that are set forth in Schedule B will be completed upon the expiration of the initial term of this Agreement.  The Services may be replaced, amended, superseded or supplemented from time to time by mutual agreement between the Board and the Contractor.  The Contractor will provide the Services through the Principal.

2.3
Reporting and Oversight Responsibility.  The  Principal, on behalf of the Contractor, will report to a representative of the Board of the Company (“Board Representative”) who will meet and discuss with the Principal, from time to time, the activities of the Contractor to ensure the Contractor is providing the Services as set forth in this Agreement.  The person who will be appointed by the Board of Directors to serve as the Board Representative is Gaetano Morrello; however, the Board of Directors may substitute this person at any time without prior notice to the Contractor. In the event the Board Representative directs the Principal to cease a specific activity as it relates to the Services, then the Principal shall cause the Contractor to cease such activity.

2.4
Commitment of the Principal. The Contractor will ensure that the Principal dedicates sufficient time and attention to the business and affairs of Emerald to carry out the Services in an effective and competent manner. The Principal will promote the interests of Emerald and will carry out the Services honestly, in good faith and in the best interests of Emerald.

2.5	Not Employment. The parties acknowledge and agree that the relationship created by operation of this Agreement is not an employment relationship.
2.6
Associates or Subcontractors of Contractor.  Subject to the approval of the Board Representative, Contractor may hire associates or subcontractors to assist Contractor in providing the Services.  Contractor shall have sole authority and responsibility relating to the amount and type of services to be provided by such associates or subcontractors.  The associates or subcontractors shall report directly to Contractor and shall not report to Emerald.  The associates or subcontractors shall be paid directly by Contractor.

2.7
Obligations of Emerald.  Emerald shall at its own expense, provide Contractor with marketing and technical information concerning the products offered (or to be offered) for sale by Emerald.  The parties agree that Contractor’s ability to provide the Services is dependent upon the following: (a) Emerald making available to Contractor for consultation and collaboration, on dates and time periods to be mutually agreed upon between Emerald and Contractor, the following individuals: Dr. Avtar Dhillon, Dr. Gaetano Morello, Dr. Michael Murray, and Diego Noguez. (b) Emerald providing to Contractor sufficient funds in connection with the specific tasks relating to Services that are listed and identified in Schedule C, which is attached hereto and incorporated herein by this reference.

2.8	Non-Exclusive Basis. Contractor is not obligated to provide services to Emerald on an exclusive basis.
2.9
Legal Opinion Regarding the Services.  The parties agree the Services to be provided by Contractor involve products derived from phytocannabinoids.  Because of the legal uncertainty regarding the production, use, distribution, promotion, and marketing of products derived from phytocannabinoids, Contractor will have the right, upon the commencement of this Agreement, subject to consultation with and approval by Emerald, to seek legal advice and counsel from an independent law firm, at Emerald’s expense, relating to legal issues concerning products derived from phytocannabinoids that include the following: product formulation, production, packaging (to include labelling), promotion, marketing, and distribution.

3.	Fees and Expenses
3.1
Fee.  Emerald will pay to the Contractor a monthly consulting fee (the "Fee") of US$20,000.  The Fee will be payable in equal monthly instalments, in advance for each month during the term of this Agreement.  Payment of the Fee shall occur on the first day of each calendar month by wire transfer to Contractor.  The Contractor will be entitled to retain the initial Fee payment, even if any party terminates this Agreement during the initial month of the Agreement.

3.2
Reimbursement of Expenses.  Emerald will reimburse the Contractor and the Principal for all reasonable expenses incurred in the performance of Services, provided that the Contractor or Principal provides a written expense account in a form satisfactory to Emerald.  Emerald shall reimburse Contractor for such expenses by a wire transfer no later than the tenth (10th) calendar day in the month following Emerald’s receipt of a written expense account from Contractor and/or Principal.  For example, if Emerald receives Contractor’s written expense account on April 22nd, the reimbursement to Contractor for all  of such expenses will occur no later than May 10th.  The form of the written expense account that is required by Emerald shall be disclosed to Contractor no later than five (5) calendar days after the Effective Date.

3.3
Deductions and Remittances.  Emerald shall not be obliged to deduct or retain from the Fees due to the Contractor or Principal, nor shall it be obliged to remit same to the required governmental authority, any amounts that may be required by law or regulation to be deducted, retained and remitted.  All such remittances and other payments are entirely the responsibility of the Contractor and the Contractor hereby indemnifies and saves Emerald and its Board members harmless from any liability of any kind whatsoever that they may incur as a result of the Contractor’s failure to make such remittances or payments.

4.	Non-Solicitation

4.1	During the term of this Agreement and for 12 months following the termination or expiration of this Agreement, the Consultant and the Principal shall not:
(a)
solicit the business, scientific, professional or other employment or consulting services of any person who is employed or engaged by the Company or any of its affiliates or who was so employed or engaged during any part of the 12 months immediately preceding the date of the Consultant’s termination, excepting persons who normally provide services on a consulting basis to a number of clients or customers, such as accounting, legal, research and engineering firms;

(b)
advise any person or entity not to do business with the Company or any of its affiliates or otherwise take any action which may reasonably result in the relations between the Company or any of its affiliates and any of its partners, employees, consultants or customers or potential employees, consultants or customers being impaired; or

(c)	assist any person to do anything set out in clause (a) or (b) above.

5.	Non-Competition

5.1	The Consultant shall not, without the prior written consent of the Company, during the term of this Agreement (the “Restricted Period”):

(a)	perform on behalf of any other entity any service that would conflict with the performance of the Services under this Agreement;
(b)
directly or indirectly become hired by, engaged in, or financially interested in ten percent or more of, any entity that carries out events substantially similar to the Business (collectively the "Prohibited Businesses");

(c)
divert or attempt to divert any business of, partners or any collaborators of, the Company or of any of its subsidiaries, to any other Prohibited Business, by direct or indirect inducement or otherwise;

(d)
directly or indirectly impair or seek to impair the reputation of the Company, or any relationships that the Company has with its employees, partners, collaborators, suppliers, agents or other parties with which the Company does business or has contractual relations; or

(e)
directly or indirectly, in any way, solicit, hire or engage the services of any director, officer, employee or consultant of the Company, or persuade or attempt to persuade any such individual to terminate his or her relationship with the Company.

6. Term and Termination

6.1
Term.  The Contractor's engagement is for a term of five months and may be extended by the written agreement of the parties.  During the Term, the parties commit to negotiate in good faith an employment agreement between the Company and the Principal.

6.2
Contractor’s Right to Terminate Agreement for any Reason.  The Contractor may terminate this Agreement and its engagement for any reason at any time upon providing 30 days advance notice in writing to Emerald.

6.3	Emerald's Right to Terminate this Agreement for any Reason. Emerald may terminate this Agreement for any reason at any time upon providing 30 days advance notice in writing to the Consultant.
6.4
Consequences of Termination of Agreement.  All obligations of Emerald to the Contractor and Principal hereunder shall immediately terminate and cease as of the date of the termination of the Contractor's engagement.  Emerald shall only be obliged to pay the Fees and expenses owing as of the date of termination, with such payment to be made within 30 days of the date of termination.

6.5
Return of Property.  On termination of this Agreement for any reason, the Contractor and Principal shall immediately return to Emerald all property belonging to Emerald in the Contractor's or Principal’s possession or control.  Emerald shall be entitled to withhold and set-off against any payment of any kind whatsoever due to the Contractor or Principal until such property has been returned.

7.	Confidential Information
7.1
Confidentiality.  All Confidential Information will, during the Term of this Agreement and for a period of five years thereafter, be held by the Contractor and Principal in a fiduciary capacity for Emerald, in the strictest confidence, and will be used by the Contractor or Principal solely for the benefit of Emerald, and will not be used by the Contractor or Principal, directly or indirectly, for any purpose other than for the benefit of Emerald, nor will the Contractor divulge or communicate, directly or indirectly, such verbally, in writing or otherwise to any party.

7.2
Copying and Delivery of Records.  The Contractor and Principal will not, either during the Term of this Agreement or for a period of five years thereafter, directly or indirectly, cause or permit any Confidential Information to be copied or reproduced unless expressly authorized to do so.  The Contractor and Principal will promptly return to Emerald all written information, disks, tapes, memory devices and all copies of any of Confidential Information forthwith upon Emerald's request, at any time, to do so.

8.	Remedies
8.1
Injunctive Relief and Remedies not Exclusive.  In the case of a breach of this Agreement by the Contractor or the Principal, in addition to any other remedy available to Emerald, Emerald shall be entitled to seek relief by way of restraining order, injunction, decree or otherwise.  The remedies provided to Emerald under this Agreement are cumulative and not exclusive to each other, and no such remedy will be deemed to affect any right to which they are entitled to seek at law, in equity or by statute.  The remedies of the Contractor and Principal are restricted to those provided for in this Agreement.

8.2
Covenants Reasonable.  The Contractor and the Principal agree that the terms of this Agreement are reasonable in the context of Emerald's Business and in view of the sensitive position the Contractor and the Principal will occupy.  All defences to the strict enforcement or validity of the sections in this Agreement are waived by the Contractor and the Principal.

9.	Independent Legal Advice
9.1
Each party acknowledges and agrees that that the others have given him or it the opportunity to seek and obtain independent legal advice with respect to the subject matter of this Agreement and for the purpose of ensuring their rights and interests are protected.  Each party represents and warrants to the others that they have sought independent legal advice or consciously chosen not to do so with full knowledge of the risks associated with not obtaining such independent legal advice.

10.	General
10.1	Time. Time shall be of the essence in this Agreement.
10.2
Severability.  If any whole or partial provision of this Agreement (the "Offending Provision") is declared or becomes unenforceable, invalid or illegal for any reason whatsoever, then the remainder of this Agreement will remain in full force and effect as if this Agreement had been executed without the Offending Provision.

10.3
Assignment and Enurement.  This Agreement is not assignable by any party without the prior written consent of the other parties.  This Agreement will enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and permitted assigns.

10.4
Dispute Resolution.  This Agreement shall be governed by and construed according to the laws of the State of California as applied to contracts that are executed and performed entirely in the State of California.  In the event that any arbitration award is to be enforced, the parties further agree they shall submit to the jurisdiction and venue of Superior Court of the Sate of California in and for the County of San Diego, Central Division.  The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement.  Any dispute that cannot be resolved amicably shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator or arbitrators may be entered in any court having jurisdiction thereof.  Any such arbitration shall be conducted in San Diego, California, or such other place as may be mutually agreed upon by the parties.  Within fifteen (15) days after the commencement of the arbitration, each party shall select one person to act as arbitrator, and the two arbitrators so selected shall select a third arbitrator within ten (10) days of their appointment.  Each party shall bear its own costs and expenses and an equal share of the arbitrator's expenses and administrative fees of arbitration.

10.5
Entire Agreement.  This Agreement represents the entire agreement between the parties in respect to the subject matter of this Agreement and terminates any previous agreement relating to this issue among any of the parties.

10.6
Waiver and Amendments.  No failure or delay by either party in exercising any power or right under this Agreement will operate as a waiver of such power or right.  No single or partial exercise of any right or power under this Agreement will preclude any further or other exercise of such right or power.  No amendment, change, modification or waiver of this Agreement will be valid unless it is in writing and signed by each party to this Agreement.

10.7
Further Assurances.  Each of the parties will promptly execute and deliver such further documents and assurances and take such further actions as may from time to time be required to carry out the intent and purpose of this Agreement.

10.8
Notice.  Any notice, direction, request or other communication required or contemplated by any provision of this Agreement will be given in writing and will be given by delivering or emailing same to the parties to the contact points they provide to each other from time to time.

10.9
Counterparts and Electronically Transmitted Counterparts.  This Agreement may be executed in several counterparts and electronically transmitted each of which shall be deemed to be an original.  This Agreement and any counterparts so executed shall be deemed to be one and the same instrument.  It shall not be necessary making proof of this Agreement, or any counterpart hereof, to produce or account for any of the other counterparts.  Executed counterparts of this Agreement, whether delivered by the postal service, or other method of delivery, or delivered by electronic transmission, shall be deemed to be an original.

IN WITNESS WHEREOF the parties have set their hands and seals effective as of the date first above written.

SIGNED BY EMERALD HEALTH NUTRACEUTICALS INC. /s/ Jim Heppell Authorized Signatory SIGNED BY NATUREMED, INC. /s/ Jade Beutler
Authorized Signatory
SIGNED BY JADE BEUTLER: /s/ Jade Beutler

Signature

SCHEDULE "A" - DEFINITIONS
In the Agreement to which this Schedule is attached, the following words and expressions have the following meanings unless the context otherwise requires:
(a)	"Board" means the Board of Directors of Emerald in place from time to time.
(b)	"Business" or "Business of Emerald" means any material part of the business carried on from time to time by Emerald.
(c)
"Confidential Information" means information disclosed to the Contractor or Principal, known by the Contractor or Principal or developed by the Contractor or Principal (alone or with others) as a consequence of or through:

(i)	its, his or her position as a director, officer, employee or consultant of Emerald; or
(ii)	its, his or her relationship with Emerald;
which information is not generally known in the industry in which Emerald does or may operate, but only to the extent that such information relates to the Business of Emerald including, without limitation, information relating to:
(iii)	technologies, services and products owned, licensed or developed by or for Emerald;
(iv)	Intellectual Property of Emerald;
(v)	existing or potential suppliers, customers and strategic contractors of Emerald;
(vi)
business plans, strategic plans, research and development plans, marketing plans, financing plans, merger and acquisition plans, strategic partnering plans, human resource plans, investor relation plans or other corporate and business plans of any kind whatsoever of Emerald;

(vii)	revenue models, pricing strategies, billing methods of Emerald; and
(viii)	directors, officers, employees, consultants and professional advisors of Emerald.
(d)
"Intellectual Property" is used in its broadest sense and means and includes any statutory, common law, equitable, contractual or proprietary interest, recognized currently or in future, in knowledge received or transmitted through investigation, observation, experience, study, instruction, discovery, creation, improvement, or publication, regardless of the form or medium in which the knowledge is embodied and whether or not patentable or copyrightable in respect of the Intellectual Property.  The term Intellectual Property includes the following:

(i)	knowledge and its embodiments including:
(A)
technical information, including meeting and collaboration notes, contents of laboratory notebooks, data, formulae, drawings, diagrams, blueprints, know-how, concepts, processes, product plans, service plans, computer software, flowcharts, specifications, design documents, and models; and

(B)	business information including data, databases, business models, market research and forecasts; and customer lists;
(ii)
interests currently recognized including rights of confidence in information, ideas, concepts and know-how, patent rights in inventions, copyrights in artistic, literary, dramatic, musical, and neighbouring works, design rights in designs, and trademark rights in reputations, marks and domain names;

(iii)
copyrightable works of authorship including, without limitation, any technical descriptions for products, user guides, illustrations, advertising materials, computer programs (including the contents of read only memories) and any contribution to such materials; and

(iv)
all trademarks, trade names, business names, patents, inventions, know-how, copyrights, software, source code, object code, service marks, brand names, industrial designs and all other industrial or intellectual property and all applications therefore and all goodwill connected therewith, including, without limitation, all licenses, registered user agreements and all like rights of any kind whatsoever, that may be developed, owned or licensed by Emerald or otherwise relating to the business of Emerald or any other business in which Emerald may become engaged.

SCHEDULE "B" - SERVICES
The Services to be provided by the Consultant and the Principal to the Company shall include, without limitation, and subject to the supervision and control by the Board of the Company, the following:

Business Plan
Create a comprehensive go-to-market business plan in the midst of acting on the below projects and initiatives immediately.

Identify Competitors
•	What is the cost of their products as well as cost per mg of CBD for basis of cost comparison?
•	What is their range of products and how are they delivered? (Spray, oil, powder, capsule etc,)
•	What are these brand points of parity and points of differentiation?
•	SWOT analysis – MOST are leveraging CBD as selling feature

Identify CBD/cannabinoid Suppliers
•	Discovery of plausible RAWS and Suppliers that fit our philosophy and safe-harbor position
•	Source of material
•	Concentrations of phytocannabinoids in material
•	Type of materiel - powder, greens, oil etc.
•	Cost of material (convert to cost per mg of CBD as standard)

Qualify Suppliers / Vendors
•	Legal source of material
•	Legal Opinion Letter
•	Qualify on Price
•	Qualify on quality - Q of A / Spec Sheets
•	Qualify on supply chain - ability to meet and exceed our supply needs
•	Qualify on taste / appearance

Explore Delivery Vehicles for EHN Products
•	Wafer / Chewable / Sublingual
•	Gel Caps / Capsugel - Fish Oil
•	Roll on application
•	Dropper Bottle
•	Spray Bottle
•	Tablets / capsules (powder use - use hemp cane as exceipeint)
•	Emulsion Delivery
•	Green Foods Powder
•	Green Foods Capsules

Development of Condition Specific EHN Products

•	Sleep/Insomnia
•	Anxiety/Nervousness
•	PTSD
•	Pain Relief
•	Depression/Mood
•	Focus/Concentration
•	Libido/Sex
•	Energy
•	Cognition
•	Joint / Mobility

Perform Product Feasibility Research (Market Research)

•	Nexty Product Qualifier - Concept Lab
•	SPINS

Cost, Margin Analysis / Projections
•	Product COG’s
•	Product Margins
•	Salaried Positions
•	Product Sales Projections
•	Fixed Costs
•	Variable Costs
•	Raw Costs
•	Production / Manufacturing Costs
•	Distribution Costs
•	Fulfillment Costs

Consider and propose Chain of Command, Org Chart and Company Officers
•	Chairman of the Board
•	Board of Directors
•	CEO / Pres
•	VP of Sales
•	VP of Marketing
•	Dir of Education / Trainer / Spokes Person
•	Controller / CFO (handled internally in Canada?)
•	Explore enlistment of current EHN personnel

Branding, Label and Collateral Material Development
•	Hire Creative Agency
•	Collaborate with Creative Agency
•	Company / Brand Name
•	Brand positioning
•	Target Market and Demographics
•	Secure copywriters
•	De-stigmatize HEMP
•	Create clean imagery
•	Naturally occurring as found in native/raw stalk oil

Assess & Secure - Infrastructure vs. Outsourcing
•	Offices Space
•	Contract Manufacturing
•	Fulfillment / Distribution / Shipping
•	Customer Service
•	Accounts Receivable, Accounts Payable, Invoicing, Collections
•	Accounting
•	SEO / Digital Marketing

IT Needed (Assessment)
•	CRM - Customer Relationship Management System
•	ERP - Enterprise Resource Planning
•	Pure Performance Sales Systems

Sales Team Recruitment and Management:
•	Recruit VP of Sales
•	Pre-qualify, engage and secure Sale Reps
•	Secure Pure Performance Sales System to manage and motivate
•	Key Account Strategy - Provide review schedules for major Chains - in respect of launch

Marketing
•	Hire Director of Marketing
•	Hire Dir of Education / Spokesperson
•	Create Comprehensive Marketing Plan
•	Create Marketing Budget
•	Trade Advertising and Promotions
•	Consumer Advertising and Promotions
•	Create Launch Strategy
•	Trade Shows
•	Sampling
•	Merchandising
•	POP displays
•	Compelling collateral and Ads
•	Pure Performance Power Placement strategies

Legal
•	Vet and secure qualified legal council
•	Launch with products that will NOT draw undue scrutiny
•	Market as WHOLE-FOOD phytocannabinoid - instead of calling out CBD

- 1

SCHEDULE “C” - FUNDS

Amount and allocation of funds that are to be provided to Contractor in order for Contractor to provide the Services.

•	Contractor Services - $100 K for first 5 months engagement
•	Working Capital - $100 K
•	Creative/Branding - $45 K
•	Outsourcing - $50 K in first 5 months
•	Pipeline Production - $312 K - $624 K
•	Pre-launch trade advertising - $50 K
•	Trade Shows - Expo East / Expo West – $46 K
•	Website / e-commerce / Facebook / blog $45 K
•	R&D - $20 K
•	Legal - $20K
•	Collateral Materials / Printing - $15 K
•	Travel and Expenses - $20K
•	Product Liability Insurance ($5MM policy) $1,000 month naming; Contractor to be named as additional insured

* Funds allocated above may also be re-allocated as needed and upon the prior approval of Emerald.